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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  [X] FORM 10-Q

               For the quarterly period ended: September 30, 1999


                        Commission file number: 001-12294


Part I. - Registrant Information

                            ARM FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)


         DELAWARE                                               61-1244251
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

    515 WEST MARKET STREET
     LOUISVILLE, KENTUCKY                                          40202
(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code:  (502) 582-7900


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Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

    (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [x]

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable. [ ]

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     ARM Financial Group, Inc. (the "Company") has devoted substantial resources towards significant transactions which include restructuring its institutional business and positioning its retail business and technology operations for the sale of the Company. Under normal circumstances, many of these same resources would be devoted to preparation of the Company's Form 10-Q. The Company would not be able to devote sufficient resources towards progress on the significant transactions and file the Company's Form 10-Q by the date required without unreasonable effort or expense.

Part IV--Other Information

  (1) Name and telephone number of person to contact in regard to this notification.

Edward L. Zeman, Executive Vice President and Chief Financial Officer
(502) 582-7957

  (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          [x] Yes  [ ] No


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  (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     When filed, the Company's Form 10-Q for the quarterly period ended September 30, 1999 will show a significant loss for the quarter and nine month period there ended. The net loss will primarily be related to a loss of $48.2 million and $193.0 million for the three and nine months ended September 30, 1999, respectively, on the Company's discontinued institutional business.

     During July 1999, the Company announced that it was restructuring its institutional business and positioning its retail business and technology operations for the sale of the Company. As part of the institutional restructuring, on August 3, 1999, the Company and General American completed a transaction whereby General American recaptured approximately $3.4 billion of assets and related liabilities previously ceded through a reinsurance agreement to one of the Company's insurance subsidiaries, Integrity Life Insurance Company ("Integrity") (the "Transaction"). The Transaction, which terminated the reinsurance and related agreements, including a marketing partnership agreement, was effective as of July 26, 1999. These assets and related liabilities were part of a joint product development, marketing and reinsurance relationship with General American involving funding agreements and guaranteed investment contracts. As a result of the Transaction, the Company recorded a charge of $90 million during the second quarter of 1999.

     By October 15, 1999, the Company reached settlement agreements with its remaining three institutional clients. Pursuant to these settlement agreements, the parties agreed to transactions (collectively, the "Termination Transactions") whereby all of the liabilities of the Company's institutional business with these remaining three clients were terminated and discharged subject only to certain payment obligations. The Company recorded a $47.3 million charge during the third quarter of 1999 as a result of the Termination Transactions.

     Regardless of whether the Company is able to find a suitable buyer for its insurance subsidiaries or its businesses or assets or receive an infusion of capital from an investor or investors, the holding company is likely to cease doing business as a going concern. Even in the event of a sale of the Company's insurance subsidiaries, the Company is most likely to liquidate its other assets rather than seek new business initiatives without its insurance subsidiaries. Accordingly, the Company is considering all of the options available to it, including a bankruptcy filing at the holding company level. Depending upon whether a potential sale occurs or not, and depending upon the amount of the proceeds of any potential sale, there can be no assurance that the Company is or will be solvent or will be able to avoid a voluntary or involuntary Chapter 11 or Chapter 7 proceeding under federal bankruptcy law.

   On November 15, 1999, the Company secured an extension of the maturity date for the $38 million note payable to General American to November 29, 1999.

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                            ARM Financial Group, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on November 15, 1999.




                                              By:     /s/ EDWARD L. ZEMAN
                                                 -------------------------------
                                              Edward L. Zeman
                                              Executive Vice President and
                                              Chief Financial Officer
                                              (Principal Financial Officer)